Exhibit 99.1

Sandstorm Gold Announces Plan of Arrangement to Acquire Sandstorm Metals & Energy

VANCOUVER, April 21, 2014 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm Gold" or the "Company") (NYSE MKT: SAND, TSX: SSL) has entered into a definitive arrangement agreement ("Arrangement Agreement") with Sandstorm Metals & Energy Ltd. ("Sandstorm Metals") (TSX-V: SND) pursuant to which Sandstorm Gold will acquire all of the issued and outstanding shares (the "Sandstorm Metals Shares") of Sandstorm Metals other than the Sandstorm Metals Shares currently owned by the Company. The transaction will be implemented by way of a statutory plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia).

Upon completion of the Arrangement, Sandstorm Gold will issue to each holder of a Sandstorm Metals Share 0.178 of a common share of Sandstorm Gold (each whole common share, a "Sandstorm Gold Share") and CAD$0.35 to be paid in cash (together, with the fractional Sandstorm Gold Share, the "Consideration"). The value of the Consideration represents a 43% premium over the closing price of the Sandstorm Metals Shares on the TSX Venture Exchange (the "TSXV") on April 21, 2014, the last day of trading prior to the announcement of the Arrangement, and based on the closing price of the Sandstorm Gold Shares on the Toronto Stock Exchange (the "TSX") of CAD$5.99 on April 21, 2014.  The terms of the Arrangement value Sandstorm Metals at $1.42 per share or approximately CAD$49 million.

The Arrangement is subject to the approval of at least two-thirds of the votes cast by Sandstorm Metals shareholders at an annual general and special meeting of Sandstorm Metals shareholders, which is expected to be held on May 27, 2014.  Completion of the Arrangement is also subject to certain approval(s) of the British Columbia Supreme Court, the TSX, the NYSE MKT, the TSXV, the receipt of all other necessary regulatory and third party approvals, and other customary conditions.  In addition, the Arrangement Agreement includes standard non-solicitation and superior proposal provisions and Sandstorm Metals has provided Sandstorm Gold with certain other customary rights, including a right to match competing offers. Following the completion of the Arrangement, current shareholders of Sandstorm Metals, excluding Sandstorm Gold, will hold approximately 5.2% of the issued and outstanding shares of Sandstorm Gold.  The Sandstorm Gold board of directors has approved the Arrangement and the transaction is not subject to approval by the shareholders of Sandstorm Gold.

None of the securities to be issued pursuant to the Arrangement Agreement have been or will be registered under the United State Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

As of the date of this press release, holders of a total of 6.85 million Sandstorm Metals Shares, representing approximately 19.8% of the issued and outstanding shares, have entered into lock-up agreements committing them to vote in favour of the Arrangement.

Sandstorm's CEO Nolan Watson commented, "Sandstorm's management team is excited to be able to focus all of our future time and attention on gold.  The acquisition of Sandstorm Metals will provide Sandstorm Gold shareholders with approximately US$4 million of annual royalty revenue from operating mines as well as royalties on advanced exploration and development assets including Canadian Zinc Corporation's Prairie Creek Mine and Entrée Gold Inc.'s Hugo North Extension and Heruga deposits.  In addition, Sandstorm Gold will be able to benefit from the use of Sandstorm Metals non-capital loss carry forwards for tax purposes as well as cash expected to be received upon the monetization of non-core assets including various coal, oil and natural gas assets."  Mr. Watson added, "Sandstorm Gold has significant cash on hand, significant cash flow from operations and is debt free.  We are in a tremendous position to be able to grow the company through the acquisition of gold streams and royalties and we will now have our entire team focused solely on this task."

A conference call will be held on Tuesday, April 22, 2014 starting at 9:30am PDT to further discuss the Arrangement. To participate in the conference call use the dial-in numbers below. It is recommended that participants dial in five minutes prior to the commencement of the conference call. To access an audio webcast of the conference call, use the following link: http://momentumstreaming.com/player/index.php?id=108902. The webcast will also be available on the Sandstorm website.

Local/International: 647-788-4916
North American Toll-Free: 877-214-4966

Details of the Arrangement, including a summary of the terms and conditions of the Arrangement Agreement, will be disclosed in a Management Information Circular of Sandstorm Metals which will be mailed to shareholders of Sandstorm Metals and will also be available on SEDAR at www.sedar.com.

Cormark Securities Inc. is acting as financial advisor to Sandstorm Gold, Cassels Brock & Blackwell LLP is acting as its legal counsel, and Neal, Gerber & Eisenberg LLP is acting as its U.S. securities counsel. Paradigm Capital Inc. is acting as financial advisor to the Independent Special Committee of Sandstorm Metals and Beadle Raven LLP is acting as its legal counsel.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the gold produced from a mine, for the life of the mine, at a fixed price per ounce. Sandstorm has acquired a portfolio of eight gold streams and twenty-seven gold royalties, thirteen of which are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold stream agreements with Entrée Gold Inc., Luna Gold Corp., Metanor Resources Inc., Mutiny Gold Ltd., Primero Mining Corp., Rambler Metals and Mining plc., Santa Fe Gold Corp., and SilverCrest Mines Inc.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the annual general and special meeting of Sandstorm Metals and the mailing of meeting materials in respect thereof; the completion of the Arrangement, including the receipt of court and stock exchange approvals, and the entering into of lock-up agreements with certain holders of Sandstorm Metals Shares.  Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions,  the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm"  in Sandstorm's annual report for the financial year ended December 31, 2013 available at www.sedar.com.  Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE Sandstorm Gold Ltd.

%CIK: 0001434614

For further information: Sandstorm Gold Ltd., Nolan Watson, Chief Executive Officer, (604) 689-0234; Denver Harris, Investor Relations Contact, (604) 628-1178

CO: Sandstorm Gold Ltd.

CNW 17:45e 21-APR-14